August 6, 2009

Ms. Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Victoria Industries, Inc.

Form 10-K for Fiscal Year Ended
December 31, 2008

Dear Ms. Shenk,

Please find our responses to your comments set forth below:

Form 10-K for the fiscal year ended December 31, 2008

1.
Balance Sheet, page 10. Beginning February 8, 2008, companies formerly classified as “small business issuers” under Regulation S-B must provide audited balance sheets for each of the last two fiscal years in new Article 8 of Regulations S-X. Please amend your Form 10-K to file a balance sheet for the year ended December 31, 2007.

We have revised the filing to include the balance sheet for the year ended December 31, 2007.

Item 8A. Controls and Procedures

2.
It does not appear that management has performed an assessment of internal control over financial reporting (ICFR) as of December 31, 2008. Failure to provide this management report renders a Form 10-K materially deficient and thus it does not appear you are current in your Exchange Act reporting. Management should perform this assessment and the filing to provide the required management’s report on internal control over the financial reporting. In addition, an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as of December 31, 2008 should be performed by management with consideration of the failure to complete the report on ICFR.

We have performed an assessment of internal controls over financial reporting and amended our filing accordingly.

Please note that Mr. Abdoulline resigned as director of the Company as of February 2, 2009 and appointed the undersigned to replace him as Chairman of the Board and Chief Executive Officer. The above event was disclosed in our Form 8-K filing dated February 5, 2009. Accordingly, please direct all further correspondence to myself.

Please do not hesitate to contact me on (646) 825-8083 with any questions whatsoever.

Sincerely,

/s/   Oleg Batratchenko

Oleg Batratchenko
CEO and Chairman